POWER OIL & GAS INC.

1240 Kensington Road N.W.
Calgary, Alberta, Canada
T2N 3P7

NOTICE OF ANNUAL GENERAL MEETING
AND SPECIAL MEETING
OF SHAREHOLDERS

TAKE NOTICE that the Annual General Meeting and Special Meeting of Shareholders of Power Oil & Gas Inc. (the "Company"), will be held at 1700 - 1185 West Georgia Street, Vancouver, British Columbia, on:

 Tuesday, September 13, 2011

at the hour of 10:00 AM in the forenoon (Vancouver, British Columbia time) for the following purposes:

1.	to receive the financial statements of the Company for its fiscal year ended December 31, 2010 and the report of the Auditors thereon;

2.	to elect Directors;

3.	to authorize the Company’s Directors to appoint the Company’s auditors and to authorize the Directors to fix their remuneration;

4.	to authorize the amendment of the Company’s Articles of Incorporation in connection with a name change of the Company and to authorize a reverse stock split of the Company’s Common Stock; and

5.	to transact any other business which may properly come before the Meeting, or any adjournment thereof.

Accompanying this Notice are an information circular and proxy.

A member entitled to vote at the Meeting is entitled to appoint a proxyholder to attend and vote in his stead.  If you are unable to attend the Meeting, or any adjournment thereof, in person, please date, execute, and return the enclosed form of proxy in accordance with the instructions set out in the notes to the proxy and any accompanying information from your intermediary.

DATED at Vancouver, British Columbia, this 23rd day of August, 2011.

ON BEHALF OF THE BOARD OF DIRECTORS

“Keith Diakiw”

PRESIDENT